Exhibit 99.1

June 9, 2021

GOLD STANDARD VENTURES ANNOUNCES AGM VOTING RESULTS

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced the voting results for election of its Board of Directors at its Annual General Meeting of Shareholders held on June 9, 2021.

The director nominees as listed in the Management Information Circular dated April 28, 2021, were elected as directors of the Company at the meeting to serve until the next Annual General Meeting. In addition, the appointment of auditors was approved. The results are as follows:

Total Eligible Votes: 357,476,205; Total Voted: 237,305,429; Total Voted %: 66.38%

Nominees	For	For %	Against /	Against /
			Withheld	Withheld %
Number of Directors	201,542,961	99.35%	1,326,522	0.65%
Jason Attew	201,423,600	99.29%	1,445,883	0.71%
D. Bruce McLeod	201,330,445	99.24%	1,539,038	0.76%
Lisa Wade	201,307,001	99.23%	1,562,482	0.77%
Cassandra Joseph	201,305,229	99.23%	1,564,254	0.77%
William E. Threlkeld	201,310,756	99.23%	1,558,727	0.77%
Alex Morrison	201,311,576	99.23%	1,557,907	0.77%
Zara Boldt	201,127,740	99.14%	1,741,743	0.86%
Ron Clayton	199,879,968	98.53%	2,989,515	1.47%
John Armstrong	201,322,100	99.24%	1,547,383	0.76%
Appointment of Auditor	236,625,723	99.71%	679,706	0.29%

Jason Attew, President and CEO, commented, “On behalf of the Board of Directors and management, I would like to take this opportunity to thank Rob McLeod and Jamie Strauss for their many years of guidance and support as Directors of Gold Standard. We wish them both the best in their future endeavours.

We are pleased to welcome Lisa Wade, Cassandra Joseph, and John Armstrong to our Board. Their expertise and skillsets will help Gold Standard in our goal to become the low-cost junior producer of choice in Nevada.”

Voting results have been reported on www.sedar.com.

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

For further information contact:

Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PAGE 2